1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2008

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number		Page
1.1	Extraordinary General Meeting held on February 25, 2008 – Poll Results, dated February 25, 2008	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: February 26, 2008	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

Exhibit 1.1

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

EXTRAORDINARY GENERAL MEETING HELD ON 25 FEBRUARY

2008 – POLL RESULTS

The Board of the Company is pleased to announce that the proposed special resolution was duly passed by shareholders by way of poll at the EGM of the Company held on 25 February 2008.

Results of the EGM

The Board of China Telecom Corporation Limited (the “Company”) is pleased to announce that the proposed special resolution was duly passed by shareholders by way of poll at the extraordinary general meeting (the “EGM”) of the Company held on 25 February 2008 at No. 31 Jinrong Street, Xicheng District, Beijing, PRC.

As of the date of the EGM, the total number of issued shares of the Company was 80,932,368,321, which was the total number of shares entitling the holders to attend and vote for or against the special resolution. There were no restrictions on any shareholders casting votes on the proposed special resolution at the EGM. The EGM was held in compliance with the requirements of the Company Law of the People’s Republic of China and the provisions of the articles of association of the Company.

The poll results in respect of the proposed special resolution at the EGM were as follows:

Special Resolution	No. of votes (%)
	For	Against

Special resolution of the Notice of the Extraordinary General Meeting dated 10 January 2008

(to approve the merger of the Company and twenty wholly-owned subsidiaries of the Company by way of absorption)

	71,101,035,303 (99.9999)%	25,319 (0.0001)%

As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

A-1

Computershare Hong Kong Investor Services Limited, registrar of Company’s H share, acted as scrutineer for the vote-taking at the EGM.

As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Li Ping, Mr. Yang Jie, Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Lo Hong Sui, Vincent, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius as the independent non-executive directors.

By Order of the Board China Telecom Corporation Limited Yung Shun Loy, Jacky Company Secretary

Beijing, PRC, 25 February 2008

A-2